Exhibit 99.1

Aptorum Group Limited Reports 2018 Fiscal Year Financial Results and Business Update

HONG KONG, April 15, 2019 – Aptorum Group Ltd. (NASDAQ: APM), a preclinical stage pharmaceutical company developing and commercializing a broad portfolio of projects under development of therapeutic and diagnostic technologies to tackle unmet medical needs, today provided a business update and announced financial results for the fiscal year ended December 31, 2018.

Recent Business Updates

-	Successfully completed an initial public offering (“IPO”) on the Nasdaq Global Market of 761,419 Class A ordinary shares at a public offering price of $15.8 per shares

-	Private placement of convertible bonds in April 2018 of $15 million of which $1.5 million was converted into Class A ordinary shares upon IPO in December 2018

-	Full year 2018 research and development expenses of $3.1 million, increased $0.5 million compared to the period March 1, 2017 to December 31, 2017

“Last year was monumental for Aptorum Group. On the business front, we completed our IPO in the fourth quarter of 2018,” said Ian Huen, Founder and Chief Executive Officer of Aptorum Group. “In 2019, we look forward to continued advancement of our projects under development, and expect to advance our first lead project into IND-enabling studies.”

2018 Fiscal Year Financial Results Highlights

Aptorum Group reported a net loss of $15.1 million in 2018, as compared to $2.6 million for the period March 1, 2017 through December 31, 2017. The increase in net loss in 2018 was driven by the decrease in gain on investment in marketable securities due to the a one-off investment disposed in last period, increased in general and administration fees due to the increased headcount in the Group to support the business development, and increased in net interest expenses due to the convertible debts issued in 2018.

Research and development expenses were $3.1 million in 2018 as compared to $2.6 million for the period March 1, 2017 through December 31, 2017. The increase in research and development expenses in 2018 was primarily due to the expansion of research and development team to support growing business and projects.

General and administrative fees were $4.9 million in 2018 as compared to $1.5 million for the period March 1, 2017 through December 31, 2017. The increase in general and administrative expenses 2018 was mainly driven by increased headcount in the Group to support the business development.

Legal and professional fees were $1.8 million in 2018 as compared to $1.4 million for the period March 1, 2017 through December 31, 2017. The increase in legal and professional fees was mainly due to the preparation of IPO and business expansion.

Aptorum Group ended the 2018 with $26.1 million in cash and restricted cash as compared to $16.7 million as of December 31, 2017. The increase in cash and restricted cash was mainly the result of the $15 million of convertible bonds issued during the year.

About Aptorum Group

We are a pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. We are pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on non-therapeutic area such as surgical robotics as well as the operations of our medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about the Company, please visit www.aptorumgroup.com.

Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum’s Prospectus (File No. 333-227198) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2018 and other filings that Aptorum may make with the SEC in the future. Aptorum assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(SUCCESSOR BASIS)

For Year Ended December 31, 2018 and the Period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

	Year Ended	March 1, 2017 through
	December 31, 2018	December 31, 2017
Revenue
Healthcare service income	$383,450	$-

Operating expenses
Cost of healthcare service	(318,011)	-
Research and development expenses	(3,101,432)	(2,560,323)
General and administrative fees	(4,919,626)	(1,480,093)
Legal and professional fees	(1,811,770)	(1,395,490)
Other operating expenses	(560,709)	(257,177)
Total expenses	(10,711,548)	(5,693,083)

Other (loss) income
Gain on investments in marketable securities, net	501,522	3,912,500
Loss on investments in derivatives, net	(974,444)	(827,501)
Changes in fair value of warrant liabilities	124,726	-
Interest (expense) income, net	(4,458,191)	44,269
Dividend income	-	2,308
Total other (loss) income, net	(4,806,387)	3,131,576

Net loss	(15,134,485)	(2,561,507)
Less: net loss attributable to non-controlling interests	(302,762)	(14,045)

Net loss attributable to Aptorum Group Limited	$(14,831,723)	$(2,547,462)

Net loss per share – basic and diluted	$(0.53)	$(0.09)
Weighted-average shares outstanding – basic and diluted	27,909,788	26,963,435

Net loss	$(15,134,485)	$(2,561,507)

Other Comprehensive loss
Unrealized loss on investments in available-for-sale securities	(1,122,251)	(367,782)
Exchange differences on translation of foreign operations	5,345	-
Other Comprehensive loss	(1,116,906)	(367,782)

Comprehensive loss	(16,251,391)	(2,929,289)
Less: comprehensive loss attributable to non-controlling interests	(302,762)	(14,045)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(15,948,629)	(2,915,244)

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (SUCCESSOR BASIS)

December 31, 2018 and 2017

(Stated in U.S. Dollars)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash	$12,006,624	$16,245,807
Restricted cash	14,100,614	480,000
Accounts receivable	2,827	-
Inventories	30,642	-
Marketable securities, at fair value	1,014,338	1,972,648
Investments in derivatives	115,721	1,095,122
Amounts due from related parties	169,051	-
Due from brokers	818,968	179,492
Other receivables and prepayments	464,156	310,330
Total current assets	28,722,941	20,283,399
Property, plant and equipment, net	4,260,602	346,587
Non-marketable investments	7,094,712	7,394,713
Intangible assets, net	1,409,540	1,472,707
Amounts due from related parties	50,000	304,820
Long-term deposits	3,417,178	1,757,756
Other non-current asset	119,667	-
Total Assets	$45,074,640	$31,559,982
LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$33,417	$197,386
Accounts payable and accrued expenses	1,247,147	653,348
Finance lease payable, current portion	43,877	-
Warrant liabilities	753,118	-
Convertible debts	10,107,306	480,000
Total current liabilities	12,184,865	1,330,734
Finance lease payable, non-current portion	143,873	-
Total Liabilities	$12,328,738	$1,330,734

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 6,537,269 shares issued and outstanding at December 31, 2018 and 5,426,381 shares issued and outstanding at December 31, 2017, respectively)	$6,537,269	$5,426,381
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at December 31, 2018 and 2017)	22,437,754	22,437,754
Additional paid-in capital	23,003,285	5,294,402
Accumulated other comprehensive loss	(1,484,688)	(367,782)
Accumulated deficit	(17,379,185)	(2,547,462)
Total equity attributable to the shareholders of Aptorum Group Limited	33,114,435	30,243,293
Non-controlling interests	(368,533)	(14,045)
Total equity	32,745,902	30,229,248
Total Liabilities and Equity	$45,074,640	$31,559,982

Contact

Investor relations:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com

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